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Rockyview Energy

ROCKYVIEW ENERGY PROVIDES OPERATIONS UPDATE

News Release - Calgary, Alberta, June 20, 2007 – Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to provide the following operations update.

A successful winter drilling program, a key 4-section farm-in adjacent to the Company's Bittern property in Central Alberta and several other farm-ins, have resulted in Rockyview increasing its 2007 capital expenditure budget, and accelerating a number of projects that were slated to be undertaken later this year.

Drilling Program

On April 19, 2007, Rockyview announced that it was increasing its full year capital expenditure budget by 25% to $25 million. Full-year activity now contemplates the drilling of 65 (43.9 net) wells, most of which will be in the Central Alberta core area. Total risked production additions from the 2007 capital program are estimated at 8,000-9,000 mcf (1,333-1,500 boe) per day, with most of the volumes being added by the beginning of the fourth quarter.

ROCKYVIEW ENERGY INC.
2007 Budget

	Original	Revised
Capital expenditures ($000)		
Drilling & completions	14,200	18,700
Facilities	2,500	2,800
Recompletions & workovers	1,800	2,000
Land, seismic & G&A	1,500	1,500
Total	20,000	25,000
Quarterly capital expenditures ($000)		
Q1 (actual)	11,000	9,200
Q2	1,300	4,800
Q3	7,500	10,500
Q4	200	500
Total	20,000	25,000
Capital expenditures by area ($000)		
Central Alberta	16,500	18,000
Western Alberta	1,000	3,000
Peace River Arch	2,500	4,000
Total	20,000	25,000

The bulk of activity will be in Central Alberta, where the focus will continue to be on the shallow gas horizons of the Horseshoe Canyon and Belly River formations, and on deeper targets in the Mannville formation. Plans for the remainder of the year include drilling 24 (16.0 net) shallow wells and 4 (3.5 net) Mannville wells, to go along with the 24 (18.4 net) wells drilled during the first quarter.

"We were very pleased with the results of our winter drilling season", stated Rockyview President and C.E.O. Steve Cloutier. "The test rates on our shallow gas program exceeded expectations, while drilling costs came in below budget. We are also very encouraged by the preliminary tests on our Mannville exploration wells".

Successful first quarter field operations and a key farm-in were strong factors in deciding to increase the 2007 drilling budget. "The farm-in at Bittern gave us a total of 12 new shallow gas locations with a 100% working interest, two of which have been successfully drilled and tested at rates higher than the average we have seen from our other Horseshoe Canyon wells. We plan to drill the rest during the third quarter and tie them into our new facility by year-end".

The increase in third quarter expenditures from the original budget is also the result of accelerating the Mannville program, which is a geophysically-driven project that keyed off a success last year. In October 2006, Rockyview announced a new pool discovery at Watelet in Central Alberta, just north of its main Wood River core area, that tested 2,100 mcf (350 boe) per day from two zones in the Mannville. The initial one hundred percent working interest well is producing at a restricted rate of 300 mcf per day, through a third party facility. Discussions are ongoing with the operator of the facility regarding a resolution of the capacity restriction. "We have continued to add to our seismic database and have identified new ideas that should extend our Mannville inventory into 2008 and 2009", noted Mr. Cloutier.

In Western Alberta, current plans contemplate drilling one (1.0 net) well targeting the Mannville, Nordegg and Banff formations. First quarter activity earlier this year resulted in the drilling of 2 (2.0 net) wells.

Meanwhile, expenditures in the Peace River Arch area will be expanded to accommodate the drilling of an additional 3 (1.3 net) Triassic wells and one (0.5 net) deeper Kiskatinaw test. The Kiskatinaw is a high impact formation with significant potential. This activity complements first quarter operations during which 1 (0.5 net) successful well was drilled.

ROCKYVIEW ENERGY INC. 2007 drills by area	**Gross (net)**
Central Alberta	
Year-to-date	24 (18.4)
Balance of year	28 (19.5)
Sub-total	52 (37.9)
Western Alberta	
Year-to-date	2 (2.0)
Balance of year	1 (1.0)
Sub-total	3 (3.0)
Peace River Arch	
Year-to-date	3 (1.2)
Balance of year	7 (1.8)
Sub-total	10 (3.0)
Grand total	65 (43.9)

Tie-in Update

The Company completed its winter drilling program in early March and since then has been restricted in its field operations due to a longer than normal spring break-up. Pipelining has recommenced and activity will continue into the month of July. As a result, production volumes will be added during the third quarter.

With the increase to the capital budget and anticipated initial production rates from behind-pipe volumes, management estimates exiting 2007 with daily production of 2,900 to 3,100 boe.

About Rockyview Energy

Rockyview is a Calgary-based company active in the exploration, development and production of natural gas and crude oil in Western Canada. The Company's common shares trade on the Toronto Stock Exchange under the symbol "RVE".

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

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